                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The present Offer is intended for all shareholders of Telecom Italia Media without discrimination and on equal conditions, but is not being promoted directly or indirectly in the United States of America, Canada, Australia or in any country outside Italy were such a promotion requires approval from the relevant local authorities or where it breaches local rules or regulations (“Other Countries”). Similarly, no orders received directly or indirectly from the United States, Canada and Australia or from any of the Other Countries in which participation in the offer is contrary to local law shall be considered valid or effective. The present Offer is not directly or indirectly intended for, nor may be accepted in, the United States, Canada and Australia or any of the Other Countries through the services of any regulated market of the United States, Canada and Australia or Other Countries, nor through the postal services or through any other means of communication or national or international commerce referring to the United States, Canada and Australia or Other Countries, including but not limited to such channels as the postal network, fax, telex, electronic mail, telephone and the Internet or any other IT tool or platform. Similarly, any orders made by means of these services, channels or tools shall not be considered valid or effective.

Market communication pursuant to Article 37, paragraph 5 of CONSOB Regulation No. 11971/1999

COMMUNICATION DEPOSITED WITH CONSOB STATING INTENTION TO PROMOTE VOLUNTARY PARTIAL PUBLIC PURCHASE OFFER FOR UP TO 10% OF TELECOM ITALIA MEDIA ORDINARY SHARES AND VOLUNTARY PARTIAL PUBLIC PURCHASE OFFER FOR UP TO 10% OF TELECOM ITALIA MEDIA SAVINGS SHARES

Roma, 16 May 2005 – Telecom Italia Media hereby announces that, pursuant to Article 102 Paragraph 1 of the Legislative Decree No. 58 of 24 February 1998, it has deposited a communication (the “Communication”) declaring its intention to make a voluntary partial purchase offer for up to 10% of its own Ordinary Shares (“Offer for Ordinary Shares”), and a voluntary partial purchase offer for up to 10% of its own Savings Shares (Offer for Savings Shares”). The purchase offer for ordinary shares and the purchase offer for savings shares, though distinct from one another, shall be jointly referred to as the “Offer.”

The Offer is part of a more far-reaching restructuring project approved by the Board of Directors of TI Media on 4 April 2005, and communicated to the market on the same date, that entails the sale by the Telecom Italia Group of TI Media’s Internet activities, which consist of the “Tin.it” branch of the Company and the activities related to the “Virgilio.it” portal, for a total price of €950 million. The restructuring also refocuses and strengthens the Company’s activities in the media sector. The project aims both at making media activities central to TI Media’s business, which necessarily entails accruing financial resources, and, at the same time, responding to the need to rationalise the Group’s presence in the Internet sector.

The Company has already announced that it will use the resources generated from the sale of its Internet assets to finance the Offer, make new investments in the media sector and to distribute an extraordinary dividend in 2006. The agreement made with Elefante TV S.p.A. on 29 April 2005 (communicated to the market on the same date) to acquire the eponymous television station, and the agreement with Delta TV, a local concession-holder serving Central-South Italy, by which the Company will buy broadcasting installations and the related frequencies are two such investments.

Offer price

The purchase price offered by the Company (the “Price”) is €0.40 for each TI Media Ordinary Share and €0.33 for each TI Media Saving Share.

Both as regards TI Media Ordinary Shares and as regards TI Media Saving Shares, the Price offered is around 20% more than the average stock market value of the shares in the six months to 1 April 2005 (inclusive), the last day on which TI Media Ordinary and Saving Shares were traded before Borsa Italiana S.p.A ordered their suspension from trading  in view of the Board of Directors meeting of 4 April 2005 at which the operation was approved.

The Price was determined by the Board of Directors of TI Media with the assistance of Morgan Stanley & Co. Limited, a financial advisory company, which issued an opinion on the matter. The independent members of the Board of Directors also took an autonomous decision to designate the Milan office of Merrill Lynch International, a merchant bank, which also delivered its opinion in respect of the price, and declared it financially acceptable for TI Media shareholders who sell their stock in response to the Offer.

Financing methods and guarantees

The maximum disbursement for the purchase of TI media Ordinary and Saving Shares has been set at €147,716,317.39, and shall be fully covered by part of the receipts from the sale of “Tin.it” and “Virgilio”.

In guarantee of its commitment to honouring its obligation to pay, the Company will deposit a sum of €148,000,000.00 in a term current account at Banca di Roma S.p.A. – Capitalia Gruppo Bancario. On the basis of the irrevocable instructions it has received and accepted, the Bank will use the deposited sum exclusively for the payment of Shares in the name and on behalf of the Company.

Number of shares involved

The Offer for ordinary stock refers to 364,251,922 TI Media Ordinary Shares (“Ordinary Shares”) with a nominal value of €0.03 each, which make up 10% of the ordinary share capital and 9.84% of the total share capital of the Company.

The Offer for savings stock refers to 6,107,723 TI Media Savings Shares (“Savings Shares”), with a nominal value of €0.03 each, which make up 10% of the savings share capital and 0.16% of the total share capital of the Company.

If the response to the operation is such that the number of Ordinary and/or Savings Shares put up for sale exceeds the maximum number of Ordinary and/or Savings Shares for which the company has framed its Offer, the Company shall redistribute the Offer proportionally with reference to the ratio between the number of Ordinary and/or Shavings Shares envisaged in the Offer and the number of Ordinary and/or Savings shares provided in response.

Telecom Italia, which directly and indirectly (through Telecom Italia Finance S.A.) holds 2,276,470,402 TI Media Ordinary Shares (corresponding to around 62.50% of the total of this type), and directly holds 195,236 TI Media Savings Shares (equal to around 0.32% of this type), has already publicly declared that it will not participate in the Offer. It has declared its intention to take part at the shareholders’ meeting convened for 24 May 2005 and announced that it will vote at the meeting in favour of the operation to acquire Ordinary and Savings Shares on which the Offer is based.

Conditions

The validity of the Offer shall remain contingent on the condition that, from the date of publication of the Offer until the issuing of a communication in which the Company announces that the Offer has been successfully completed or else announces that it is exercising its right to renounce the present condition, no extraordinary circumstances occur nationally or internationally (such as exceptional events causing serious changes in the political, financial, economic, monetary or market situation) nor any events relating to the finances, assets, profits, taxes, regulations, corporate situation and legal position of the Company or the Group of which it forms part such as to cause a substantial change in the assets, income and/or financial situation of the Company or, at a consolidated level, of the Group to which it belongs compared with the situation reported in the quarterly report by TI Media at 31 March 2005, and that no regulatory changes are made that could limit or in any way prejudice the acquisition of Ordinary and/or Savings Shares, or the exercise of the ownership rights and/or the exercise of other rights implicit in ownership of Ordinary and/or Savings Shares by the Company.

The Company retains the right to renounce the conditions as above.

Period of participation

The period for participating in the PPO may begin in the first week of June 2005 and end in the third week of the same month. A detailed timetable will be arranged with the Borsa Italiana S.p.A., pursuant to current regulations.

Foreign markets

The present Offer is intended for all shareholders of Telecom Italia Media without discrimination and on equal conditions, but is not being promoted directly or indirectly in the United States of America, Canada, Australia or in any country outside Italy were such a promotion requires approval from the relevant local authorities or where it breaches local rules or regulations (“Other Countries”). Similarly, no orders received directly or indirectly from the United States, Canada and Australia or from any of the Other Countries in which participation in the offer is contrary to local law shall be considered valid or effective.

The Offer is not directly or indirectly intended for, nor may be accepted in, the United States, Canada and Australia or any of the Other Countries through the services of any regulated market of the United States, Canada and Australia or Other Countries, nor through the postal services or through any other means of communication or national or international commerce referring to the United States, Canada and Australia or Other Countries, including but not limited to such channels as the postal network, fax, telex, electronic mail, telephone and the Internet or any other IT tool or platform. Similarly, any orders made by means of these services, channels or tools shall not be considered valid or effective.

The information contained in the present press release shall not be considered an invitation to buy or sell financial instruments in the United States, Canada and Australia or Other Countries. The Offer is made on the basis of and pursuant to the Offer documents and appended information.

Advisors and intermediaries

The financial advisor to TI Media for the Offer is Morgan Stanley & Co. Limited.

The lead managers are Banca Caboto S.p.A. (Gruppo Intesa), MCC S.p.A. – Capitalia Gruppo Bancario and UniCredit Banca Mobiliare S.p.A.

Media Relations

Press Office Telecom Italia Media

+39.06.3688.2610

www.telecomitalia.it/press

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 16th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer